Exhibit 99.1

Brooge Energy Ltd. Appoints Lina Saheb as Deputy Chief Executive Officer

NEW YORK, November 1, 2021 - Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, in the Port of Fujairah in the United Arab Emirates (the “UAE”), is pleased to announce that its Board of Directors has appointed Lina Saheb as Deputy Chief Executive Officer effective 28th October 2021. Prior to this appointment Ms. Saheb served as the Company’s Chief Strategy Officer.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, stated, “We are delighted that our Board has recognized the many accomplishments and expertise that Lina has brought to the Company over the past decade. Her appointment as Deputy CEO is in recognition of this. She has been spearheading our ESG initiative and is working on the development of our ESG policy going forward, which is an important area for all of our stakeholders. I look forward to continue working with Lina in her new and expanded role as we further solidify our leading market position.”

Ms. Saheb was instrumental in the Company’s success story since 2010 and has extensive experience in the energy and infrastructure industry. Ms. Saheb worked with the Company’s principal shareholder on many different ventures including the establishment of BPGIC in Fujairah in 2013, leading the early market researches between 2010-2013 and the consequent unique terminal designs, finding and executing the environmentally friendly and the high-tech innovative solutions the Company has today, assigning advisors, contractors and supervising their respective roles, and leading the successful execution and delivery of the business since the beginning. Ms. Saheb has a Bachelor’s Degree in Software Engineering and a course certificate in Banking and Finance.

In her new role, Ms. Saheb will continue leading the Company’s strategic growth initiatives along with working closely with Nico Paardenkooper on driving the Company forward, including by looking into expanding the Company’s future growth to incorporate providing service in the renewable energy sector alongside the existing energy business.

About Brooge Energy Limited

Brooge Energy conducts all its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz in the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto or Kathleen Heaney
+1 212-896-1254
BROG@kcsa.com